Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com


May 1, 2014

VIA EDGAR AND FEDERAL EXPRESS

Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Stevia Corp.
    Registration Statement on Form S-1
    Filed April 8, 2014
    File No. 333-195123

Dear Mr. Dobbie:

     On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the "COMPANY"), we are responding to the comment in the letter from the Staff dated April 29, 2014 relating to the Company's Registration Statement on Form S-1 filed on April 8, 2014. The responses below have been numbered to correspond with the comments in your April 29, 2014 letter.

GENERAL

     1. IT APPEARS THAT YOU ARE REGISTERING SHARES UNDERLYING THE ADDITIONAL CONVERTIBLE NOTE DESCRIBED ON PAGE 4. IT ALSO APPEARS THAT YOU REFER TO THIS AS THE "SECONDARY NOMIS BAY NOTE" IN FOOTNOTES 4 AND 5 TO THE CALCULATION OF REGISTRATION FEE TABLE ON THE REGISTRATION STATEMENT COVER PAGE. WE NOTE FROM THE REGISTRATION STATEMENT COVER PAGE AND FROM PAGE 4 THAT YOU HAVE NOT YET ISSUED THIS NOTE. PLEASE PROVIDE US YOUR LEGAL ANALYSIS EXPLAINING WHY YOU ARE ABLE TO REGISTER THE RESALE OF SHARES UNDERLYING THE ADDITIONAL CONVERTIBLE NOTE GIVEN THAT YOU HAVE NOT YET ISSUED THAT NOTE. REFER TO SECURITIES ACT SECTIONS COMPLIANCE & DISCLOSURE INTERPRETATION 134.01 FOR GUIDANCE.

Company Response to Comment 1:

     We are respectfully responding to the Staff's comment as follows:  Question
139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013 (the "C&DIs") provides, in pertinent part, as follows:

     "In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of
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Securities and Exchange Commission
Division of Corporate Finance
May 1, 2014
Page 2



the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. WHEN A COMPANY ATTEMPTS TO REGISTER FOR RESALE SHARES OF COMMON STOCK UNDERLYING UNISSUED, CONVERTIBLE SECURITIES, THE PIPE ANALYSIS APPLIES TO THE CONVERTIBLE SECURITY, NOT TO THE UNDERLYING COMMON STOCK. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]" (emphasis added)

     We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of March 3, 2014 (the "Purchase Agreement"), and the related transaction documents fully comply with the above Staff guidance.

     The transactions contemplated by the Purchase Agreement were completed as of March 3, 2014, because the investor was at market risk as of that date, which preceded the April 8, 2014 date of filing of the Company's resale registration statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). As of March 3, 2014, pursuant to the Purchase Agreement, the investor had completed the purchase of the Initial Note (as defined in the Purchase Agreement) for a fixed purchase price of $340,000 and was irrevocably bound to purchase the Additional Note (as defined in the Purchase Agreement) for a fixed purchase price of $600,000, subject to the satisfaction of the conditions in the Purchase Agreement relating to the Additional Closing Date (as defined in the Purchase Agreement). Regarding such conditions, in accordance with the above-referenced guidance, we respectfully note that there are no conditions in the Purchase Agreement relating to the Additional Closing Date that are within the investor's control or that the investor can cause not to be satisfied. Moreover, there are no conditions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company. Accordingly, in accordance with the above-referenced guidance, the investor was irrevocably bound to purchase a set number of securities (i.e., one Initial Note and one Additional Note) for a set purchase price (i.e., $340,000 for the Initial Note and $600,000 for the Additional Note) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the investor was at market risk as of March 3, 2014, the date the Purchase Agreement was executed, which was well in advance of the April 8, 2014 date of filing of the Registration Statement with the Commission.
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Securities and Exchange Commission
Division of Corporate Finance
May 1, 2014
Page 3



     We respectfully note that, as expressly stated in the above highlighted portion of Question 139.11 the C&DIs, this PIPE analysis APPLIES TO THE CONVERTIBLE SECURITIES (i.e., the Initial Note and the Additional Note), AND NOT TO THE UNDERLYING COMMON STOCK. Accordingly, it is not relevant to the PIPE analysis that the Initial Note and the Additional Note are convertible at variable conversion prices and that the number of shares of the Company's common stock issuable upon conversion thereof is not fixed. What matters is only that the investor be irrevocably bound to purchase a fixed number of NOTES at a fixed price that is not based on market price or fluctuating ratio. This requirement is clearly satisfied under the terms of the Purchase Agreement, because the investor purchased the Initial Note at a fixed price of $340,000 on March 3, 2014 and is irrevocably bound to purchase the Additional Note at a fixed price of $600,000 on the Additional Closing Date, provided all the conditions to the Additional Closing Date are satisfied, including the effectiveness of the Registration Statement.

     Moreover, since the Additional Closing Date would occur on or prior to the 10th trading day after effectiveness, we respectfully believe that the requirement, as stated in the above-referenced guidance, that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the Registration Statement is also satisfied under the terms of the Purchase Agreement.

     For all of the foregoing reasons, we respectfully submit that the transactions contemplated by the Purchase Agreement and the related transaction documents fully comply with the above-referenced Staff guidance and, therefore, the offering of the shares of the Company's common stock underlying the Initial Note and the Additional Note is a valid secondary offering, and should not be treated as an indirect primary offering.

     Finally, we respectfully refer the Staff to the Registration Statement on Form S-1 (File No. 333-193103) of Armco Metals Holdings, Inc., filed with the Securities and Exchange Commission (the "Commission") on December 27, 2013 and declared effective on February 14, 2014 (the "Armco Metals S-1"). Similar to the Registration Statement, the Armco Metals S-1 registered the offering of common stock underlying both an issued convertible note and an unissued convertible note in connection with a transaction that was structured virtually identically to the transaction contemplated by the Purchase Agreement. The Staff issued a comment letter dated January 23, 2014 in respect of the Armco Metals S-1 (the "Armco Comment Letter"). Comment No. 2 in the Armco Comment Letter sought a legal analysis similar to the analysis sought here by the Staff regarding the basis for the characterization of the resale offering of the securities as a valid secondary offering given that the Additional Note has not yet been issued. By letter dated January 28, 2014, Armco responded to the Staff's Comment No. 2 in the Armco Comment Letter with the same analysis set forth above. As a result, the Armco Metals S-1 was declared effective on February 14, 2014.

Securities and Exchange Commission
Division of Corporate Finance
May 1, 2014
Page 4



SELLING SECURITY HOLDERS, PAGE 15

     2.   PLEASE  TELL  US  WHETHER  ANY OF THE  SELLING  SECURITY  HOLDERS  ARE
          BROKER-DEALERS. TO THE EXTENT THAT ANY SELLING SHAREHOLDERS ARE BROKER-DEALERS PLEASE REVISE TO NAME THEM AS UNDERWRITERS IN THE PROSPECTUS.

Company Response to Comment 2:

     The Company respectfully informs the Staff, that none of the selling security holders are broker-dealers, nor are they affiliates or associated persons of a registered broker-dealer.

                                       ***

     We hope that the foregoing addresses all of the Staff's comments contained in its letter dated April 29, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

     If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.


Best regards,


/s/ Mark C Lee
-------------------------------
Mark C Lee
Shareholder
Enclosures

Securities and Exchange Commission
Division of Corporate Finance
May 1, 2014
Page 5



                                 ACKNOWLEDGEMENT

In connection with Stevia Corp.'s (the "COMPANY") letter dated May 1, 2014 addressed to the Securities Exchange Commission, we acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.


/s/ George Blankenbaker
-----------------------------------------------------
George Blankenbaker, President, Secretary & Treasurer